UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                          SCHEDULE 13G


            Under the Securities Exchange Act of 1934

                (Amendment No. _______________)*


                PARADIGM MEDICAL INDUSTRIES, INC.
                        (Name of Issuer)


                          Common Stock
                 (Title of Class of Securities)


                            69900Q108
                         (CUSIP Number)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

   CUSIP No. 69900Q108         13G        Page 2 of 5 Pages


 1  NAME OF REPORTING PERSONS (Filing jointly)
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Robert W. Millar

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *   (a) []
                                                         (b) []

 3  SEC USE ONLY

 4  CITIZENSHIP OR PLACE OR ORGANIZATION
    U.S.A. Citizen
                              5  SOLE VOTING POWER

       NUMBER OF                         455,506<F1>
         SHARES
      BENEFICIALLY
        OWNED BY
          EACH
        REPORTING
         PERSON                6  SHARED VOTING POWER
          WITH
                                        -0-

                               7  SOLE DISPOSITIVE POWER

                                       455,506<F1>

                               8  SHARED DISPOSITIVE POWER

                                           -0-


 9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                455,506<F1>

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
    SHARES*
    N/A

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

12  TYPE OF REPORTING PERSON*
                   IN

<F1>  Includes 84,000 shares of Common Stock issuable upon the exercise of stock options granted to Mr. Millar under the Company's 1995 Stock Option Plan.

     Item 1.
          (a)  Name of Issuer

               Paradigm Medical Industries, Inc.

          (b)  Address of Issuer's Principal Executive Offices

               1772 West 2300 South
               Salt Lake City, Utah 84119

     Item 2.
          (a)  Name of Persons Filing

               Robert W. Millar

          (b) Address of Principal Business Office or, if none, Residence

               1772 West 2300 South
               Salt Lake City, Utah 84119

          (c)  Citizenship

               United States of America

          (d)  Title of Class of Securities

               Common Stock

          (e)  CUSIP Number

               69900Q108

     Item 3.   If this statement is filed pursuant to Rule
13d-1(b), or 13d-2(b), check whether the person filing is a:  Not
Applicable.

          (a) ___   Broker or Dealer registered under Section
                    15 of the Act

          (b) ___ Bank as defined in section 3(a(6) of the Act

          (c) ___   Insurance Company as defined in section
                    3(a)(19) of the act

          (d) ___   Investment Company registered under
                    section 8 of the Investment Company Act

          (e) ___   Investment Adviser registered under
                    section 203 of the Investment Advisers
                    Act of 1940

          (f) ___ Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Sec. 240.13d-1(b)(1)(ii)(F)

          (g) ___   Parent Holding Company, in accordance
                    with Sec. 240.13d-1(b)(ii)(G) (Note: See
                    Item 7)

          (h) ___   Group, in accordance with Sec.
                    240.13d-1(b)(1)(ii)(H)

     Item 4.  Ownership


          (a)  Amount Beneficially Owned as of December 31,
               1996:

               455,506


          (b)  Percent of Class

               Common Stock  14.3%

          (c)  Number of shares as to which such person has:

               (i)  sole power to vote or to direct the vote

                    Common Stock: 455,506 (includes 84,000
                    shares of Common Stock issuable upon the exercise of stock options granted to Mr. Millar under the Company's 1995 Stock Option Plan).

               (ii) shared power to vote or to direct the
                    vote

                         -0-

               (iii)sole power to dispose or to direct the
                    disposition of

                    Common Stock: 455,506 (includes 84,000
                    shares of Common Stock issuable upon the exercise of stock options granted to Mr. Millar under the Company's 1995 Stock Option Plan).

               (iv) shared power to dispose or to direct the
                    disposition of

                         -0-



     Item 5.  Ownership of Five Percent or Less of a Class

     Not Applicable.


     Item 6. Ownership of More than Five Percent on Behalf of
Another Person

     Not Applicable.

     Item 7.  Identification and Classification of the
Subsidiary Which Acquired the Security Being Reported on By the
Parent Holding Company

     Not Applicable.

     Item 8. Identification and Classification of Members of the Group

     Not Applicable.

     Item 9.  Notice of Dissolution of Group

     Not Applicable.

     Item 10.  Certification

     Not Applicable.

                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                   June 23, 1997
                                        Date


                                   Robert W. Millar